March 6, 2025

Peter Ort
Principal Executive Officer
Real Asset Acquisition Corp.
174 Nassau Street, Suite 2100
Princeton, NJ 08542

        Re: Real Asset Acquisition Corp.
            Registration Statement on Form S-1
            Filed February 7, 2025
            File No. 333-284777
Dear Peter Ort:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 7, 2025
Cover Page

1. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See
       Item 1602(a)(5) of Regulation S-K.
2. We note that your sponsor transferred 25,000 founder shares and 10,000 founder shares to each of your independent directors and to each of your advisors. When discussing the amount of compensation received or to be received, as required by Item
       1602(a)(3) of Regulation S-K, please include any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please also revise the tables on pages 5 and 112. See Item 1602(b)(6) of
       Regulation S-K.
 March 6, 2025
Page 2
Prospectus Summary
Our Sponsor, page 5

3. In your compensation table here and on page 116, please revise to include the anti-
       dilution adjustment of the founder shares. Please also revise the table to reflect that in addition to your sponsor, independent directors, advisors, or their respective affiliates
       may be paid a finder   s fee, advisory fee, consulting fee or success
fee, as referenced
       on page 38. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K. The Offering, page 20

4. We note your disclosure on page 21 that 7,500,000 warrants will be outstanding after this offering and the private placement. We further note your note (5) on page 21 and one of your risk factors on page 91 indicate there will be 2,500,000 public warrants.
       Such amounts do not appear to be consistent with the terms of the transaction. Please revise the number of warrants for accuracy.
Ability to extend time to complete business combination, page 30

5. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Anticipated expenses and funding sources, page 31

6. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K.
       In this regard, we note your disclosures that you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as stated on page 69.
Dilution, page 103

7. Please revise your dilution disclosure on pages 103 to 105 to also include the tabular dilution disclosure you have provided on the outside front cover page of the prospectus. Reference is made to Item 1602(c) of Regulation S-K.
8. We note all of the column headings are labeled as "With Over-Allotment" in the table on page 104. Please revise to ensure that the column headings are properly labeled as
       "With Over-Allotment" or "Without Over-Allotment" for each redemption scenario in the table.
9. We note inconsistent disclosure throughout in your filing with respect to whether or not you cannot redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001. For example purposes only, we noted:
           On page 67, you disclose that your amended and restated memorandum and articles of association will not provide a specified maximum redemption
 March 6, 2025
Page 3

           threshold.
           Your tabular disclosure on page 104 indicates you have assumed $140,125,912 as the amount paid for redemptions in your maximum redemption scenario. This tabular disclosure in inconsistent with your narrative disclosure on page 105, which states that for purposes of presenting the maximum redemption scenario, you have reduced your pro forma net tangible book value after this offering
           (assuming no exercise of the underwriters    over-allotment option)
by
           $150,000,000 because holders of up to approximately 100% of your public shares may redeem their shares.
           On page F-11, you state that although the Company did not specify a maximum redemption threshold, its charter provides that the Company will not redeem its
           Public Shares in an amount that would cause its net tangible assets
(shareholder   s
           equity) to be less than $5,000,001.
       Please revise your filing to address these and other related inconsistencies. Your revisions should clarify if you do or do not have a redemption restriction such that you cannot redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001.
10. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement warrants, as stated on page 69 of your prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Elliott Smith